UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wellsford Real Properties, Inc.

(Name of Issuer)

Common Stock, Par Value $.02

(Title of Class of Securities)

950240200

(CUSIP Number)

Cynthia M. Yee

4 Orinda Way, Suite 200-C, Orinda, CA 94563

(925) 253-2949

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With Copies to:

Margaret A. Bancroft

30 Rockefeller Plaza, New York, NY 10112

(212) 698-3590

February 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /  /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 130876105	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kensington Investment Group, Inc., IRS ID# 68-0309666

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / /
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,492
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 568,492
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
568,492

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.80%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John P. Kramer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / /
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
00: None

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None (see Item 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, $0.02 par value per share (the "Common Stock"), issued by Wellsford Real Properties, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 535 Madison Avenue, New York, NY 10022.
ITEM 2.	IDENTITY AND BACKGROUND.

Subparagraphs (a), (b) and (c) Kensington Investment Group, Inc. ("Kensington") is a private corporation that acts as an investment advisor to several separate investment accounts (including The Kensington Funds, a Delaware registered investment company) and as the general partner to certain limited partnership investment partnerships, several of which have bought shares of Common Stock in the ordinary course of business (collectively, the "Managed Funds"). Kensington is a registered investment adviser engaged in the business of managing investments in real estate securities.

Information regarding the directors and executive officers of Kensington is attached hereto as Annex 1, which annex is hereby incorporated by reference.

The principal business and principal office address of Kensington is 4 Orinda Way, Suite 200-C, Orinda, California 94563.

Mr. John Kramer controls more than a majority of the stock of Kensington, and accordingly may be deemed a beneficial owner of the Common Stock that is the subject of this Schedule 13D. Neither Kensington nor Mr. Kramer owns any Common Stock and each disclaims beneficial interest in any of the Common Stock reported herein.

(d) During the last five years, neither the reporting persons, and to the best knowledge of the reporting persons, nor any of the persons listed on Annex 1 to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the reporting persons, and to the best knowledge of the reporting persons, nor any of the persons listed on Annex 1 to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Kensington is incorporated in Delaware. Mr. Kramer is a citizen of the United States of America. The officers and directors listed on the attached Annex 1 are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock owned by Kensington were acquired at an aggregate cost (including commissions) of $9,989,978. The 568,492 shares of Common Stock beneficially owned by Kensington were purchased for the Managed Funds in the ordinary course of business with funds available for investment in each of the Managed Funds. From time to time, certain of the Managed Funds may maintain margin accounts to purchase securities in the ordinary course of business. No debt was incurred specifically to purchase Common Stock. Except for minority interests purchased in the Managed Funds from time to time, none of the persons listed in Annex 1 to the Schedule 13D has contributed any funds or other consideration towards the acquisition of Common Stock by the reporting persons.

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock reported in this filing has been purchased and held for investment purposes on behalf of the Managed Funds over which Kensington has sole discretionary investment and/or voting power. The Common Stock is reported by Kensington and by Mr. John Kramer, Director and President of Kensington, in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Common Stock under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Kensington and Mr. Kramer as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of the Common Stock by Kensington were made for investment purposes only, in the ordinary course of business of Kensington as a registered investment advisor. Kensington may purchase additional Common Stock on behalf of clients in the future, or may sell all or a part of the current holdings of the Common Stock on behalf of certain investment advisory clients.

In connection with management of its clients' assets, Kensington analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies.

Kensington qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Kensington utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Kensington may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Kensington may suggest possible courses of action to assist in increasing value per share or to cause the company's true economic value to be recognized. In such situations, Kensington may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

In the present situation, Kensington has been contacted by a third party interested in discussing the possibility of an acquisition of the Common Stock of Kensington's clients in a transaction which could include an acquisition of all outstanding Common Stock of the Issuer. In addition, Kensington has discussed the third party contact with one other shareholder. To obtain the flexibility to discuss these possible transactions with the third party, with other shareholders, and with the Issuer's management, Kensington accordingly is now converting its ownership filing on Schedule 13G to a filing on Schedule 13D. This conversion is intended to provide Kensington with the flexibility to listen to and discuss these proposals with the respective third party, with management of the Issuer, and with other shareholders as a means of fulfilling its fiduciary duties to its clients.

As the result of its filing on Schedule 13D, and depending on the circumstances, Kensington and its clients could support one or more of the transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form, which are as follows:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure.

(g) Changes in the issuer's charter, bylaws or other instruments corresponding thereto.

(h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

(j) Any action similar to any of those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Kensington beneficially owns 568,492 shares of Common Stock, or approximately 8.80% shares of the Common Stock outstanding. All percentages of shares of Common Stock beneficially owned by Kensington are based on the 6,455,944 shares of Common Stock outstanding as of November 13, 2003, as disclosed in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 2003.

(b)	Number of shares of Common Stock as to which Kensington has:

	(i) sole power to vote or to direct the vote:	568,492

	(ii) shared power to vote or direct the vote:	0

	(iii) sole power to dispose or to direct the disposition of:	568,492

	(iv) shared power to dispose or to direct the disposition of:	0

(c) Neither the reporting persons nor, to the best knowledge of the reporting persons, any of the persons referred to in Annex 1 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

(d) Each Managed Fund has the sole right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it. Kensington Strategic Realty Fund, a series of The Kensington Funds, owns 7.9% of Common Stock outstanding.

(e) Not Applicable
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2004	KENSINGTON INVESTMENT GROUP, INC.

	By:	/s/ John P. Kramer
	Name:	John P. Kramer
	Title:	President

JOHN P. KRAMER (individually)

/s/ John P. Kramer

ANNEX 1

DIRECTORS AND EXECUTIVE OFFICERS OF KENSINGTON

The names, present principal occupations and business addresses of the directors and executive offices of Kensington are set forth below. Unless otherwise indicated, the director's or executive officer's business address is that of Kensington. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the positions with Kensington. Each of the named individuals is a citizen of the United States of America.

NAME:	POSITION:

John Kramer	Director, President

Craig Kirkpatrick	Director, Managing Director

Paul Gray	Director, Managing Director

Cynthia Yee	Executive Vice President, Treasurer and Secretary